

May 16, 2011

Via e-mail
Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone,
Jinan, Shandong, PRC 250101

> **Re: Pansoft Company Limited**
> **Form 20-F**
> **Filed November 8, 2010**
> **File No. 001-34168**

Dear Mr. Zhang:

We have reviewed your letter dated April 21, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 7, 2011.

Form 20-F for the Year Ended June 30, 2010

General

Item 15. Controls and Procedures, page 52

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions

- How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

  If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
  - the name and address of the accounting firm or organization;
  - the qualifications of their employees who perform the services for your company;
  - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Risk Factors, page 6

2.   Revise to include a discussion of the risks associated with the company's current billing practices for your large-scale software contracts and specifically address the fact that a significant portion of the formal invoicing and payment collection may not occur for three to ten months after the project is completed.

Liquidity and Capital Resources, page 37

3.   We note your response and proposed disclosure to our prior comment 3. Please explain further the contractual billing terms of your large-scale software contracts. Tell us whether there is any relationship between your ability to bill and customer acceptance. Provide us with a representative sample of contracts that support the majority of your unbilled receivables as of June 30, 2010. Show us where these contracts specify billing terms and how they allow for these payment arrangements. If the terms in the contracts do not support these arrangements, clarify how you determined that the revenues related to these arrangements are fixed and determinable. We refer you to ASC 985-605-25-33 to 25-35.

4.   Provide us with an aging of your receivables (which includes billed and unbilled) for your major customers as of June 30, 2010 and 2009 and explain any major changes in the aging.

5.   Explain further your response to prior comment 4 in your letter dated March 8, 2011 where you indicate that invoicing triggers certain tax obligations under PRC tax

regulations. Tell us specifically what these tax obligations relate to and whether the company is accruing for these obligations in accordance with ASC 740-10.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

6.   Your response to prior comment 4 and your proposed revised disclosures indicate that you defer a portion of the revenue from software system integration and development services with retainage clauses until collectability can be reasonably assured. In your response to comment 6 in your July 25, 2008 letter you indicated that should a customer choose to pay the last 5% of the contract before the expiration of the warranty period, the 5% is recognized as deferred revenue until the warranty period has expired. Accordingly, it is unclear whether you defer such revenues due to collectability reasons (as implied in your current response) or for some other reason. Please explain further and revise your disclosures accordingly.

Note 12. Statutory Reserves, page 73

7.   In addition to the proposed revised disclosures provided in your response to comment 5, please also revise, both here and in your Liquidity section, to state in quantified terms the amount of net assets of your PRC subsidiaries that are currently restricted and not available for distribution to the Group and the amounts that are free of restriction. We refer you to Item 5.B.1.b of Form 20-F and Rule 4-08(e)(3) of Regulation S-X.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief